REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
C/O Reef Oil & Gas Partner, L.P.
1901 N. Central Expressway, Suite 300
Dallas, Texas 75080

November 27, 2009

Ms. Tracey L. McNeil
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Reef Oil & Gas Income and Development Fund III, L.P.
Registration Statement on Form 10
Filed October 2, 2009
File No. 000-53795

Dear Ms. McNeil:

As the general partner of Reef Oil & Gas Income and Development Fund III, L.P. (the “Registrant”), we, Reef Oil & Gas Partners, L.P. (“ROGP”), are writing on behalf of Registrant in response to the letter of comments from the United States Securities and Exchange Commission (the “Commission”), dated October 27, 2009, with respect to the Registrant’s Registration Statement on Form 10 filed with the Commission on October 2, 2009 (the “Registration Statement”).  The following is our response to your comment letter.  For ease of reference, each comment has been repeated below, with the Registrant’s responses set forth below each comment.  The numbering below corresponds to that used in the Commission’s comment letter.

General

1.
The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become subject to the reporting requirements of the Exchange Act.  Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

Response:

Registrant acknowledges the Commission’s comment.

Item 1.  Business, page 1

General, page 1

2.
Please clarify what a "unit" represents (e.g. an undivided interest of the Partners in the aggregate interest in the capital and profits of the Partnership) both here and under item 11- Description of Registrant's Securities to be Registered.

Response:

Registrant acknowledges the Commission’s comment. A “unit” represents an undivided interest of the Partners in the aggregate interest in the capital and profits of the Registrant.  We have amended Form 10 to include the foregoing clarification in both sections referenced in the Commission’s comment.  Specifically, Registrant refers the Commission to pages 1 and 53 of the Form 10.  In addition, details of the property and legal rights as well as the allocations of income and expense represented by the term “unit” are further described throughout the Form 10.  Item 11 of the Form 10 describes, among other things, the “Rights and Powers of Investor Partners,” the “Allocations and Distributions,” and the “Voting Rights” of Partners.  Finally, the full-text of the Partnership Agreement is attached as Exhibit 4.1 to the Form 10.

3.
We note your statement on page 4 that Reef is the beneficiary under each insurance policy and pays the premiums for each policy. Please clarify how the Partnership is reimbursed for amounts payable under the insurance policies covering the Partnership.

Response:

Registrant acknowledges the Commission’s comment and has provided updated disclosure on page 4 of Amendment No. 1 to the Form 10.

4.
We note your disclosure in Note 4 to the financial statements that during the year ended December 31, 2008, one marketer accounted for all of the Partnership’s crude oil revenues, and one marketer accounted for all of the Partnership's natural gas revenues.  We further note your statement that the loss of any particular purchaser would not have a material adverse impact on the Partnership. Please explain in better detail the competitive nature of the market for the purchase of crude oil and natural gas that lead you to this conclusion. For example, tell us how many parties could replace these marketers, whether you have any long-term contracts with these marketers, and how soon and at what cost you could replace these marketers.

Response:

Registrant acknowledges the Commission’s comment and has provided updated disclosures on page 68 of Amendment No. 1 to the Form 10.

Time and services of common management, page 6

5.
We note your disclosure that Reef's officers and managers will devote "so much time as is, in their judgment, necessary to conduct such business and affairs in the best interest of the Partnership." We also note your related disclosure under "Employees" on page 8.  Disclose the percentage of time Reef’s officers and managers anticipate devoting to performing their duties to the Partnership, and the percentage of time Mr. Price will devote to managing the financial affairs of the Partnership.

Response:

Registrant acknowledges the Commission’s comment.  Please note that, as described in our October 10, 2009 Form 8-K, David M. Tierney has been appointed as the new Principal Account Officer of RELP, and in that capacity, Mr. Tierney will serve as the principal financial and accounting officer of Registrant.

In regards to the percentage of time the officers and managers of ROGP, as managing general partner, as well as the officers and managers of RELP, as operator, anticipate devoting to performing their duties to Registrant, Registrant refers the Commission to the additional disclosures on page 7 of Amendment No. 1 to the Form 10. However, we have not provided a specific percentage of time because, for the reasons discussed in the amended Form 10, any specific percentage provided could be misleading due to the difficulty in predicting such a percentage.

Item 1A.  Risk Factors, page 10

General

6.
Many of your risk factors contain language such as "there is no assurance" and "there can be no assurance". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

Response:

Registrant acknowledges the Commission’s comment and refers the Commission to Registrant’s revised risk factors on pages 13, 15 and 18 of Amendment No. 1 to the Form 10.

The Partnership is subject to the reporting requirements of the Exchange Act …. Page 13

7.
We note your disclosure that Reef “did not have adequate disclosure internal controls in place for the Partnership during 2008 and first half of 2009 and as a result failed to timely file this Registration Statement”.  Please provide this information in a separate risk factor with an appropriate subheading.  Please clarify whether there were problems with the Partnership’s disclosure controls and procedures, or with internal controls over financial reporting.  See Exchange Act Rule 13a-15(e) and (f).  Please discuss the specific problems and discuss the steps you have taken to rectify these problems.  As appropriate, discuss the costs of these measures and whether your believe the problems will be corrected.

Response:

Registrant acknowledges the Commission’s comment.  In response, we have included a separate risk factor, entitled “In the past, inadequate internal controls resulted in Reef’s failure to timely file this Registration Statement ” on pages 14 and 15 of Amendment No. 1 to the Form 10.

Tax Risks, page 18

Tax risk of becoming a partner, page 18

8.
Please eliminate the statement that "each investor should consult with and rely on his or her own tax advisor about the tax consequences of being a partner", although you may suggest this course of action.

Response:

Registrant acknowledges the Commission’s comment and has accordingly revised the language on pages 20-22 of Amendment No. 1 of the Form 10.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 32

9.
Of the number of units owned by each individual or entity in the table presented, please state in a footnote to the table the amount of units that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Item 403 of Regulation S-K.

Response:

Registrant acknowledges the Commission’s comment.  In response, Registrant has updated the disclosure on page 33 of Amendment No. 1 to the Form 10.

Item 5.  Directors and Executive Officers, page 32

10.
We note ambiguities in the biographical sketch provided for Mr. Dean. Please expand your disclosure to include the specific information required by Item 401(e)(1) of Regulation S-K. Revise his sketch as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer, and eliminate any gaps and ambiguities in that regard.

Response:

Registrant acknowledges the Commission’s comment and has updated the disclosure on page 34 of Amendment No. 1 to the Form 10.

Item 13. Financial Statements and Supplementary Data, page 43

General

11.
Please tell us how you considered including the audited balance sheet and related footnotes of your general partner, Reef Oil & Gas Partners, L.P., as of the most recent fiscal year. In addition, please tell us how you considered including the audited balance sheet and related footnotes of the individual general partner(s) if there is a commitment, intent or reasonable possibility that the general partner(s) will fund cash flow deficits or provide other direct or indirect financial assistance.

Response:

Registrant considered the inclusion of the audited balance sheet and related footnotes of Reef Oil & Gas Partner, L.P. as of December 31, 2008, its most recent fiscal year end in accordance with SAB Topic 12.A.3.d.  The Registrant also considered Section 2805.02 as well as Section 2805.8 of the Division of Corporation Finance Financial Reporting Manual.  Although Section 2805.2 indicates an audited balance sheet of the Registrant’s general partner may be required, it also infers the purpose of inclusion of such financial statements is “if there is a commitment, intent or reasonable possibility that the general partner(s) will fund cash flow deficits or provide other direct or indirect financial assistance”.  As disclosed throughout this Form 10, there is no commitment, intent or reasonable possibility for the general partner to provide any further financial assistance to the Registrant.  Section 2805.8 reaffirms this position relating to periodic reports.

Since the Form 10 is being filed subsequent to the Registrant’s capital funding and the Registrant intends to fund its development and future operations with its existing capital and internally generated cash flows the Registrant considered the inclusion of the general partner(s) historical financial statements to be of little or no use to the readers of the Form 10.

Furthermore, the recent issuance of SAB 113 and its deletion of Section A.3.d. of Topic 12 (although not effective yet), indicates the Commission’s position as to the inclusion of general partner financial statements in partnership registration statements.

12.
We note that in January 2008 you purchased an initial 41% working interest from Sierra-Dean in the Slaughter Dean Project and continued to make additional purchases of the working interest. It also appears that your own operations prior to this acquisition may have been insignificant relative to the operations acquired. Please tell us how you considered presenting predecessor/successor financial statements pursuant to Rule 405 of Regulation C.

Response:

In determining whether to present predecessor/successor financial statements pursuant to Rule 405 of Regulation C, management considered the following:

1.
The Partnership was established on November 27, 2007, and its only activity for the remainder of 2007 was to accept subscriptions in order to purchase interests in oil and gas acreage that had a number of marginally producing oil and gas wells.  The Partnership was formed to acquire a number of contiguous oil and gas leases to conduct a waterflood operation and the existing production at the time of acquisition was not significant and not a material component of the waterflood project.

Operations of the predecessor did not include or contemplate a waterflood effort.  The activities of the predecessor and the Registrant were completely different types of operations.

2.	Regulation C, Rule 405 states:

The term ‘predecessor’ means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.

The properties acquired by the Registrant did not include the “major portion of the business and assets of the acquired person,” it was an acquisition of a portion of the seller’s properties.

3.
Section 2010.2 of the Financial Reporting Manual provides that “[a] ‘business’ for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations.”  There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business.  A lesser component, such as a product line, also may be considered a business.  In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

•	Will the nature of the revenue producing activity generally remain the same?
Although oil and gas production will continue to be the revenue produced, the manner in which it is produced will be substantially different.

•
Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?
None of the attributes listed above will carry over from the processor to the Registrant.

The business of the predecessor was to earn revenues from a number of existing producing oil and gas wells.  The business of the Registrant is to completely re-develop the acquired acreage into a waterflood project which entails converting some of the existing producing properties into injection wells, drilling numerous other injection wells with the overall plan of significantly enhancing production from the overall waterflood project.

The Partnership purchased assets, in the form of interests in oil and gas leases, from Sierra Dean based on re-evaluating production techniques and changing the overall strategies for the properties by developing a waterflood operation.

As a result, the Registrant considered the presentation of historical financial information of the predecessor to be of no value to potential investors given the complete change of strategy for developing the properties.  Subsequent operations have not, and will not, bear any resemblance to the predecessor’s historical operation of the properties.

For the reasons discussed above, management did not deem it necessary to present predecessor/successor financial statement.

Note 2.  Summary of Accounting Policies, page 49

Crude Oil and Natural Gas Properties, pages 50

13.	We note your operations employ certain improved recovery techniques. Please clarify how you account for waterflood expenditures where production has commenced.

Response:

Registrant acknowledges the Commission’s comment.  Costs incurred to install enhanced recovery facilities, including the cost to drill injection wells, are properly capitalized as wells and related equipment and facilities.  For a full cost company, enhanced recovery facilities are amortized as part of the total cost of the countrywide cost pool.  It is appropriate to exclude the capital costs of recovery projects from the amortization calculation until the reserves to be added by the project have been classified as proved or when the project is considered unsuccessful.  These costs are amortized as the related reserves are produced.

Pursuant to Regulation S-X Rule 4-10(a)(3), “[a]dditional oil and gas expected to be obtained through the application of fluid injection recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operations of an installed program has confirmed through production response that increased recover will be achieved.”  As the waterflood project had not been completed, management does not believe production of the waterflood program has yet commenced.  Once the project is complete, as described above, the capitalized costs will be included in the full cost pool to be amortized and any subsequent cost will be accounted for as lease operating expenses in accordance with Regulation S-X Rule 4-10(a)(17).

Expenditures relating to existing wells that are not being converted to injection wells, with ancillary production, are accounted for as lease operating expenses in accordance with Regulation S-X Rule 4-10(a)(17).

Engineering Comments

Risk Factors, page 10

Reef and it affiliates have sponsored ventures in the past ......, page 10

14.
Please disclose all information required by paragraph 13 of Industry Guide 4. You disclosed the drilling results of past programs but did not disclose the total investment in each program and the recovery on investment to date for them.

Response:

Registrant acknowledges the Commission’s comment.  In response to the Commission’s request for disclosures of the total investment in each of Reef’s past programs and the recoveries on investment to date for them, Registrant has supplemented the Form 10 and refers the Commission to page 12 and pages 34 to 48 of Amendment No. 1 to the Form 10.

Crude Oil and Natural Gas Reserves, page 56

15.
We note your disclosure of net proved oil and gas reserves. However, you should also disclose your net proved developed reserves to comply with Rule 4-10(a) of Regulation S-X and paragraph 10 of SFAS 69. If you do not have any proved developed reserves, please disclose that fact.

Response:

We have supplemented the disclosure on page 71 of Amendment No. 1 to the Form 10 as a result of your comment.  The reserves disclosed on page 71 of Amendment No. 1 to the Form 10 are all “proved developed reserves.” There are no “proved undeveloped” reserves included therein.

Closing Comments

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Commission comments or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (972) 437-6792 or Joel Held of Baker & McKenzie LLP at (214) 978-3090.

Sincerely,

Reef Oil & Gas Income and Development Fund III, L.P.
Reef Oil & Gas Partners, L.P.,
Its Managing General Partner

By:	/s/ Daniel C. Sibley
Daniel C. Sibley
General Counsel

cc:	David Tierney
Joel Held, Baker & McKenzie LLP